

JOHNSON EQUITY INCOME FUND

THIRD QUARTER 2023





CONTENTS





JOHNSON ASSET MANAGEMENT

A STABLE FIRM BUILT FOR OUR CLIENT'S NEEDS

- Founded in 1965
- Headquarters in Cincinnati, OH with a satellite office in Chicago, IL
- Division of Johnson Investment Counsel
- Independent and 100% employee-owned
- Over $4.7 billion in institutional assets under management—over $17 billion* in firm assets under management

"Tim Johnson founded the firm on the idea of merging proven portfolio management with his genuine interest in helping people and institutions."

- Jason Jackman, CFA, Chief Executive Officer

*JAM AUM as of 09/30/2023; Firm AUM as of 06/30/2023



INSTITUTIONAL ASSETS & CAPABILITIES

Institutional Accounts by Client Type:

- Corporate 34%
- Health Care 4%
- Sub-Advisory/Insurance 10%
- High Net Worth Individuals 10%
- Endowment & Foundation 22%
- Union/Multi-Employer/Taft-Hartley 13%
- Public Funds (Government) 7%

Institutional Capabilities:

Fixed Income Investment Strategies
- Short Duration
- Intermediate
- Core
- Core Plus
- Long Duration
- Custom Liability-Driven Investment

Equity Investment Strategies
- Enhanced Index
- SMID Cap Core
- Large Cap Equity Income

Investment Vehicles
- Separate Accounts
- Mutual Funds

Note: All data as of 09/30/2023



2021 WINNER - REFINITIV LIPPER FUND AWARD

The Johnson Equity Income Fund was a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.



REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES
Johnson Equity Income Fund
Johnson Investment Counsel Inc
Best Fund over 5 Years
Equity Income Funds
Robert Jenkins
HEAD OF RESEARCH
Pradeep Menon
MANAGING DIRECTOR,
GLOBAL HEAD OF INVESTING
AND ADVISORY
REFINITIV

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60, and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five, or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large-cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund. The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA
Chief Investment Officer, Principal
13 years

Portfolio Strategy Team

Charles Rinehart, CFA, CAIA	**William Jung, CFA**	**Eric Bachus, CFA**
Chief Investment Officer, Principal	Senior Research Analyst, Principal	Associate Portfolio Manager *5 years*
13 years	*24 years*	

Sector Analysts

William Jung, CFA	**Chris Godby, CFA**	**Bryan Andress, CFA**	**Joe Abbott, CFA**
Senior Research Analyst, Principal	Senior Research Analyst	Senior Research Analyst, Principal	Senior Research Analyst
Financials, Energy, Utilities	*Technology, Communication Services*	*Consumer Discretionary, Industrials, Materials,*	*Consumer Staples, Health Care, Real Estate*
24 years	*18 years*	*10 years*	*5 years*

Zack Berohn	**Chris Gray**	**Ryan Hogan**
Research Associate	Research Associate	**Research Associate**
1 year	*1 year*	*1 year*

Team and years of experience as of 9/30/2023.



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing shareholder income return
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $2 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable shareholder income return streams



WHY QUALITY MATTERS

History has taught us over time that competitive pressure and economic cyclicality can topple unprepared businesses and cause permanent losses for investors. The key to navigating the unpredictability of the market and avoid "disastrous loss" is to focus on quality companies that can fight off competition and have corporate structures that can survive economic turmoil over the full market cycle.

% OF STOCKS IN S&P 500 EXPERIENCING A "DISASTROUS LOSS"

Energy	74%
Financials	36%
Consumer Discretionary	35%
S&P 500	24%
Communication Services	24%
Materials	22%
Real Estate	21%
Industrials	17%
Information Technology	14%
Consumer Staples	9%
Utilities	9%
Health Care	7%

% OF JEQIX STOCKS EXPERIENCING A "DISASTROUS LOSS"

Energy	13%
Financials	8%
Industrials	4%
JEQIX	3%
Communication Services	0%
Materials	0%
Real Estate	0%
Consumer Discretionary	0%
Information Technology	0%
Consumer Staples	0%
Utilities	0%
Health Care	0%

***Note**: "Disastrous Loss" defined as a 70% decline in price from peak levels which is not recovered. S&P 500 universe based on holdings in the index from 2006 to 2021. JEQIX stocks universe based on quarterly mutual fund holdings from 2006 to 2021.*

SOURCE: JOHNSON ASSET MANGEMENT, FACTSET



WHAT IS "QUALITY"?

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are in companies with high returns on investment, stable to expanding profitability, and low leverage that provides financial stability. Over time, investing in companies with these characteristics has provided better returns with lower risk.



Note: Return and volatility data based on period 1/1/1997 – 12/31/2021. 'High Quality' defined as Russell 1000 stocks that ranked in top quintile of a proprietary quality multi-factor ranking that includes factors related to profitability, stability of fundamentals, and leverage. 'Low Quality' defined as Russell 1000 stocks that ranked in the bottom quintile of the same proprietary quality multi-factor ranking.



SHAREHOLDER YIELD – A SIGNAL OF QUALITY

A sign of a healthy business with a strong balance sheet is that of a company that returns capital to their shareholders via dividends, net share repurchases and net debt reduction. Unlike other accounting-based measures of corporate profitability, shareholder yield is easily measured and difficult to manipulate.

Companies that prioritize shareholder yield have outperformed non-payers with less risk over time.





Left and Right Chart: Data from 12/31/1984 to 12/31/2021 based on the Russell 1000 Equal-Weighted universe.

❯ SOURCE: FACTSET



THE IMPORTANCE OF DIVIDEND INCOME

Equity income investing provides a means by which investors can generate real income growth to meet current and future income needs. Dividends provide an effective inflation hedge to portfolio income streams and a growing percentage of a balanced portfolio's income.

Over the last 20 years, dividends have grown to account for greater than 50% of the total income generated by a 60/40 balanced portfolio.

DIVIDEND GROWTH VS. CPI BY DECADE

60/40 PORTFOLIO - INCOME CONTRIBUTION

Left Chart: Dividend growth is based on S&P 500 Composite; CPI is based on Consumer Price Index – All Urban Consumers.

Right Chart: 60/40 portfolio based on 60% equities and 40% bonds. Equity Income % is based on S&P 500 Composite dividend yield. Bond Income % is based on Bloomberg U.S. Aggregate Yield-to-Worst used for period 1/1/1976 to 12/31/2021.

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, HTTP://WWW.ECON.YALE.EDU/~SHILLER/DATA.HTM



JOHNSON ASSET MANAGEMENT

OUR QUALITY DISCIPLINE IN ACTION

When times are tough, investments in quality companies can provide a safe port in the storm. Providing downside protection during these volatile times is an effective return enhancer over time by protecting investors' capital. Selecting securities through our quality lens has a proven track record of downside protection during challenging market environments.

JOHNSON EQUITY INCOME FUND RELATIVE PERFORMANCE VS. KEY INDICES AND PEER GROUPS DURING THE WORST QUARTERS FOR THE S&P 500 SINCE 2006

QUARTER ENDING	LOW QUALITY	S&P 500	S&P 500 VALUE	LIPPER EQUITY INCOME PEERS	MORNINGSTAR LARGE VALUE	MORNINGSTAR LARGE BLEND
DEC 08	14.26%	2.16%	3.86%	0.37%	1.68%	2.25%
MAR 20	11.27%	-1.30%	4.32%	2.09%	5.78%	-0.13%
SEP 11	10.49%	1.28%	3.58%	1.32%	3.08%	2.31%
DEC 18	6.70%	2.52%	0.90%	-0.36%	1.71%	2.52%
JUN 10	0.10%	-0.63%	-0.61%	-1.27%	-0.71%	-0.79%
MAR 09	2.58%	-0.65%	4.25%	0.56%	0.29%	-2.41%
MAR 08	4.93%	3.34%	2.70%	2.33%	2.74%	2.98%
SEP 08	2.97%	5.30%	1.75%	4.39%	4.36%	6.10%
SEP 15	5.20%	-0.23%	1.44%	0.44%	1.56%	0.34%
DEC 07	10.05%	2.54%	4.43%	3.31%	3.62%	1.80%
AVERAGE	**6.86%**	**1.43%**	**2.66%**	**1.32%**	**2.41%**	**1.50%**

AVERAGE DOWN CAPTURE VS. S&P 500



120.0%
100.0%
80.0%
60.0%
Johnson Equity Income Fund
Lipper Equity Income Peers
Morningstar Large Blend
Morningstar Large Value
S&P 500 Value

Left chart: Compares relative performance for the Johnson Equity Income Fund (Johnson Equity Income Fund return less comparison return) to low-quality stocks, S&P 500, S&P 500 Value, Lipper Equity Income peers, the Morningstar Large Value universe, and the Morningstar Large Blend universe during the ten worst quarters for the S&P 500 from 1/1/2006 (Johnson Equity Income Fund inception) to 12/31/2021. Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicated. Quality is defined as a multi-factor ranking of stocks emphasizing profitability, fundamental improvement, fundamental stability, and balance sheet strength. Low-quality securities are in the bottom quintile of a multi-factor ranking of an equal-weighted Russell 1000 universe.

Right chart: Morningstar universes only include funds with an inception date of 1/1/2006 or earlier, and multiple share classes of the same fund are de-duplicate. Data from 12/31/2005 to 12/31/2021.

SOURCE: FACTSET, ZEPHYR, MORNINGSTAR, BLOOMBERG



INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe

» Market cap over $2 billion

» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction

» Social responsibility criteria

Quality Review

» Strong management team

» Sustainable competitive advantage

» Strong balance sheet

» High quality earnings stream

Valuation Discipline

» Securities will not be purchased unless there is a compelling valuation opportunity

» Primary tool is discounted cash flow

Portfolio Risk

» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio

» Diversified portfolio of 40-60 securities



INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY	VALUATION
• Reliability and experience of management team	• Detailed financial modeling
• Superior industry fundamentals	• Discounted cash flow analysis
• Sustainable competitive advantage	• Relative valuation versus sector, industry and peers
• Balance sheet strength	• Industry specific measures
• High quality of earnings	

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → **TEAM DISCUSSION** → **INVESTMENT DECISION**



RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues
- Maximum initiation size of 4%

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market
- Maximum sector weight of 30%

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed



PORTFOLIO CHARACTERISTICS

COMMENTARY

- Quality bias is evident in both the higher return profile of portfolio companies (CFROI) and relative overweighting in more highly rated securities (balance sheet quality)
- Higher quality historically leads to lower volatility (Beta)

PORTFOLIO CHARACTERISTICS

	PORTFOLIO	S&P 500
BETA	0.91	1.00
YIELD	1.96%	1.61%
FORWARD EV/EBITDA	13.02	12.48
MEDIAN CFROI	38.09%	29.48%
MARKET CAPITALIZATION (BILLIONS)	$334.8	$630.4
% OF PORTFOLIO HOLDINGS WITH S&P CREDIT RATING OF A- OR HIGHER*	58.50%	32.00%

Note: Data as of 9/30/2023. Beta based on last 5 years vs S&P 500.

**Excludes unranked stocks*

RELATIVE SECTOR WEIGHTINGS



Communication Services
Consumer Discretionary
Consumer Staples
Energy
Financials
Health Care
Industrials
Information Technology
Materials
Real Estate
Utilities
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
S&P 500
Johnson Equity Income Fund

SOURCE: JOHNSON ASSET MANAGEMENT, FACTSET, BLOOMBERG



TOP 10 STOCK HOLDINGS

NAME	% OF PORTFOLIO
ALPHABET INC (GOOGL)	4.01%
MICROSOFT CORP (MSFT)	3.65%
AXIS CAP HOLDINGS LTD (AXS)	3.50%
CHEVRON CORP (CVX)	3.30%
DANAHER CORPORATION (DHR)	3.26%
UNITEDHEALTH GROUP INC (UNH)	3.09%
WILLIAMS COS INC (WMB)	3.02%
CENCORA INC (COR)	2.95%
NASDAQ INC (NDQ)	2.62%
INTUIT (INTU)	2.48%

Note: Data as of 9/30/2023. Model holdings are subject to change. There is no assurance that any of the securities shown still remain in the portfolio at the time you received this fact sheet. The Top Ten Holdings, as well as the other data presented, are as of the period indicated, and should not be considered a recommendation to purchase, hold, or sell any particular security. It should not be assumed that any of the Top Ten Holdings were or will be profitable going forward.

SOURCE: JOHNSON ASSET MANAGEMENT



JOHNSON ASSET MANAGEMENT

PORTFOLIO STATISTICS

RISK / RETURN





10.00%
9.00%
8.00%
7.00%
6.00%
Total Return
JOHNSON EQUITY INCOME FUND
S&P 500
LIPPER EQUITY INCOME INDEX
13.00%
14.00%
15.00%
16.00%
Standard Deviation

UPSIDE / DOWNSIDE

105.0%
100.0%
95.0%
90.0%
85.0%
80.0%
Up Capture
S&P 500
JOHNSON EQUITY INCOME FUND
LIPPER EQUITY INCOME INDEX
85.0% 87.0% 89.0% 91.0% 93.0% 95.0% 97.0% 99.0% 101.0% 103.0% 105.0%
Down Capture

	RETURN	STANDARD DEVIATION	UPSIDE CAPTURE	DOWNSIDE CAPTURE	MAXIMUM DRAWDOWN LOSS VALUE	SHARPE RATIO	ALPHA
JOHNSON EQUITY INCOME FUND	9.17%	14.57%	91.06%	91.70%	-43.92%	0.54	0.56
S&P 500 INDEX	9.36%	15.45%	100.00%	100.00%	-50.95%	0.52	0.00
LIPPER EQUITY INCOME INDEX	7.31%	14.46%	86.43%	95.07%	-50.73%	0.42	-1.15

Note: Statistics shown are relative to the S&P 500 Index based on performance from 1/1/2006 through 9/30/2023. Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR





JOHNSON ASSET MANAGEMENT

PERFORMANCE

REFINITIV LIPPER FUND AWARDS
2021 WINNER UNITED STATES

JOHNSON EQUITY INCOME FUND

(periods ending 9/30/2023)



14.23%
21.62%
13.10%
9.97%
10.15%
10.15%
9.58%
9.92%
6.92%
10.40%
11.91%
8.59%
9.17%
9.36%
7.31%
1 Year
3 Year
5 Year
10 Year
Since Inception (1/1/2006)
JEQIX
S&P 500
LIPPER EQUITY INCOME INDEX

ANNUAL RETURNS

	YTD	2022	2021	2020	2019	2018	2017	2016	2015	2014
JOHNSON EQUITY INCOME FUND	3.91%	-9.74%	25.96%	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%
S&P 500	13.07%	-18.11%	28.71%	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%
LIPPER EQUITY INCOME INDEX	0.64%	-5.58%	24.57%	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%

Note: Past performance is not indicative of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original costs. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this Fund (as of the Fund's most recent prospectus dated May 1, 2020.) The table does not reflect the deduction of taxes that a shareholder would have to pay on Fund distributions or on redemptions of Fund shares. The inception date for the fund is January 1, 2006. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR



YTD CONTRIBUTORS TO RETURN

TOP 5 CONTRIBUTORS

- Alphabet Inc (GOOGL)
- Microsoft Corp (MSFT)
- Adobe Systems Inc (ADBE)
- Apple Inc (AAPL)
- Nvent Electric PLC (NVT)

BOTTOM 5 CONTRIBUTORS

- Dollar Gen Corp (DG)
- American Electric Power (AEP)
- M&T Bank Corp (MTB)
- Nasdaq Inc (NDQ)
- American Tower Corp (AMT)

Note: Top and bottom contributors are JEQIX holdings from 12/31/2022 – 9/30/2023.

SOURCE: JOHNSON ASSET MANAGEMENT



PERFORMANCE VS. PEER UNIVERSE

JOHNSON EQUITY INCOME FUND VS LIPPER EQUITY INCOME FUNDS UNIVERSE

RETURN (%)

	1 Year	3 Years	5 Years	10 Years	Since Inception

Legend:
- ■ JOHNSON EQUITY INCOME FUND
- ▲ LIPPER EQUITY INCOME IX
- ◆ S&P 500

- 5TH TO 25TH PERCENTILE
- 25TH PERCENTILE TO MEDIAN
- MEDIAN TO 75TH PERCENTILE
- 75TH TO 95TH PERCENTILE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 9/30/2023. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.



PERFORMANCE VS. PEER UNIVERSE

JOHNSON EQUITY INCOME FUND VS LIPPER LARGE CAP CORE FUNDS UNIVERSE

Legend:
- ■ JOHNSON EQUITY INCOME FUND
- ▲ LIPPER EQUITY INCOME IX
- ◆ S&P 500

- □ 5TH TO 25TH PERCENTILE
- □ 25TH PERCENTILE TO MEDIAN
- ▨ MEDIAN TO 75TH PERCENTILE
- ▨ 75TH TO 95TH PERCENTILE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 9/30/2023. Lipper Large Cap Core Funds Universe is composed of funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) above Refinitiv Lipper's USDE large-cap floor. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.


JOHNSON
ASSET MANAGEMENT

THANK YOU

JOHNSONASSET.COM

513.389.2770



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IMPORTANT DISCLOSURES

***Disclosure**: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.*

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.